ANADARKO PETROLEUM CORPORATION	MAIN: 832 636-1000 • DIRECT 832-636-7788 • EMAIL: chris.champion@anadarko.com 9950 WOODLOCH FOREST DRIVE • THE WOODLANDS, TX 77380 P.O. BOX 1330 * HOUSTON, TX 77251-1330 (MAIL)
CHRISTOPHER O. CHAMPION
VICE PRESIDENT, CHIEF ACCOUNTING OFFICER AND CONTROLLER

September 30, 2016

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:       Anadarko Petroleum Corporation
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed February 17, 2016
            File No. 1-08968

Mr. Schwall:
Set forth below are the responses of Anadarko Petroleum Corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 16, 2016, with respect to our Form 10-K for Fiscal Year Ended December 31, 2015, File No. 1-08968, filed with the Commission on February 17, 2016 (the “2015 Form 10-K”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized font. All references to page numbers and captions correspond to the 2015 Form 10-K unless otherwise specified.
We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2015
Business and Properties, page 2
Oil and Gas Properties and Activities, page 4
Proved Reserves, page 13
Changes in PUDs, page 15

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

1.
You disclose 220 MMBOE in positive revisions of prior estimates. This figure represents a change of approximately 25% in total proved undeveloped reserves at January 1, 2015 and offsets more than half of the negative revisions of 419 MMBOE due to the decline in commodity prices that occurred during the year. The 220 MMBOE in positive revisions of prior estimates appears to be the net amount resulting from several separate and unrelated causes such as increases from 1) performance improvements, 2) reduced year-end costs, and 3) successful infill drilling. The overall 220 MMBOE in positive revisions is also noted to include a decrease primarily associated with updates to development plans. Your narrative disclosure does not provide sufficient detail to reconcile the net changes in the quantities of your proved undeveloped reserves to the associated cause for that change. Please clarify for us and expand your disclosure to provide the net change in reserve quantities, on a disaggregated basis, attributable to each of the separate causes identified.

RESPONSE:    The 220 MMBOE in positive revisions of prior estimates is the net amount resulting from several separate causes as noted in your comment. Some of the described causes jointly improved the economics of certain projects that were reflected in the reconciliation as negative price-related revisions; accordingly, the Company reconciled its proved undeveloped (PUD) reserves revisions in a combined manner. The Company uses a multi-step process to determine revisions of prior estimates that first applies changes in prices to the opening reserves balance, with all other factors held constant based on prior-year information. Next, conversions to developed reserves and transfers to unproved categories are determined based on the opening balance of proved undeveloped reserves before changes in prices. Finally, the Company identifies other changes due to performance, cost reductions, etc. based on current-year activities. This methodology results in certain volumes being adjusted twice, thus other revisions are made to offset this duplicative result.

As disclosed in the 2015 Form 10-K, the following summarizes changes in the Company's proved undeveloped reserves:

MMBOE
PUDs at January 1, 2015	889
Revisions of prior estimates (see table below)	(199)
Extensions, discoveries, and other additions	12
Conversions to developed	(236)
Sales	(41)
PUDs at December 31, 2015	425

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

See below for detail of the revisions of prior estimates included in the table above:

MMBOE
Revisions due to changes in year-end prices (price impact to opening balance)	(419)
Other revisions of prior estimates
Revisions due to performance (1)	94
Revisions due to cost reductions (2)	55
Revisions due to successful infill drilling (3)	63
Revisions due to development plan updates (4)	(119)
Other revisions (5)	127
Total other revisions of prior estimates	220
Revisions of prior estimates	(199)

(1) Performance:
The Company experienced an increase of 108 MMBOE in PUD reserves due primarily to increases to planned lateral lengths in the Eagleford area of South Texas combined with improved well performance in the Eagleford area and the Wattenberg area of the Rockies. These increases were offset by minor downward performance revisions in certain fields in the Gulf of Mexico.

(2) Cost reductions:
Ongoing drilling and completion optimization efforts coupled with a reduced cost structure associated with the lower commodity price environment resulted in an increase in PUD reserves. The majority of the increase was associated with drilling activity in the Wattenberg area where certain wells included in the negative price-related revisions became economically producible due to cost structure reductions achieved during 2015.

(3) Infill drilling:
The Company added 63 MMBOE of infill PUD reserves during 2015, with a significant majority of the reserves additions in the Wattenberg area in the Rockies.

(4) Development plan updates:
The majority of revisions associated with updates to development plans occurred in the Wattenberg area due to a significantly reduced development pace related to the decrease in commodity prices.

(5) Other revisions:
Certain projects that had negative price-related revisions associated with the opening PUD balance were also converted to developed status during the year. In an effort to provide full transparency of price sensitivity, the price-related revisions and conversion volumes were disclosed completely and independently rather than as a net impact. The multi-step process to reconcile and explain changes in reserves resulted in a reduction of reserves due to prices and the transfer of 83 MMBOE of those same reserves volumes to proved developed reserves. Similarly, 44 MMBOE is associated with PUDs that had negative price-related revisions and were moved to unproved reserves categories due to changes in development plans. These other revisions eliminate the duplicative adjustments to the opening reserves balance.

For future Form 10-K filings, we will expand our qualitative disclosure, as appropriate, to include reserves quantities for significant categories of revisions.

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

Properties and Leases, page 18

2.
Please modify the disclosure relating to your fee mineral acreage to present the total gross and net developed and undeveloped acreage figures or tell us why a revision is not needed. Refer to the disclosure requirements relating to acreage under Items 1208(a) and 1208(b) of Regulation S-K.

RESPONSE:    The Company’s fee mineral acreage as of December 31, 2015, is primarily undeveloped acreage. For future Form 10-K filings, we will modify our disclosures to include this information.

3.
You disclose that approximately four million net undeveloped lease acres are scheduled to expire by December 31, 2016. Please expand your disclosure to also provide the geographic area of such expiring material acreage, to comply with Item 1208(b) of Regulation S-K.

RESPONSE:    The four million net undeveloped lease acres scheduled to expire by December 31, 2016, primarily relates to 3.9 million net acres of International exploration acreage in New Zealand (2.0 million net acres), Colombia (1.4 million net acres), and Cote d’ Ivoire (0.5 million net acres), where proved reserves have not been assigned. The remaining acreage (0.5 million net acres) is in United States onshore and Gulf of Mexico. For future Form 10-K filings, we will modify our disclosures to include the geographic area of expiring material acreage.

4.
We also note the acreage scheduled to expire by December 31, 2016 represents a significant percentage of the total net undeveloped lease acreage disclosed as of December 31, 2015. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves relating to such locations, please expand your disclosure to identify the number of locations and related net reserve quantities.

RESPONSE:    As noted in our response to Staff Comment No. 3 above, of the four million net undeveloped lease acres scheduled to expire by December 31, 2016, substantially all of those lease acres relate to International exploration areas where proved reserves have not been assigned. Proved reserves assigned to the remaining United States onshore and Gulf of Mexico acreage are not material.

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

Drilling Statistics, page 19

5.
We note you disclose 44.6 net exploratory wells and 554.5 net development wells that were suspended or waiting on completion as of December 31, 2015. Your footnote disclosure explains that “wells suspended or waiting on completion include exploration and development wells where drilling has occurred, but the wells are awaiting the completion of hydraulic fracturing or other completion activities or the resumption of drilling in the future.” We also note disclosure elsewhere on page 6 indicating that “during 2015, Anadarko intentionally deferred completions in order to focus on preserving value by decreasing capital investments in a lower commodity-price environment and to provide additional production flexibility for 2016” and on page 7 indicating the “systematic buildup of intentionally deferred completions in the Eagleford shale and Delaware basin.” Please expand your disclosure to explain if you have classified the proved reserves associated with such wells as either developed or undeveloped as of fiscal year-end 2015 and provide the related net reserve quantities.

RESPONSE:    There were no proved reserves assigned to the exploratory wells. The following table provides the requested information for the development wells suspended or waiting on completion:

Development Wells
Net Well Count	Net Reserves (MMBOE)	Reserves Classification
36.4	26	Proved developed
345.6	147	Proved undeveloped
172.5	—	No proved reserves assigned
554.5	173
For future Form 10-K filings, to the extent that we discuss significant wells awaiting completion, we will expand our disclosure to include whether proved reserves are associated with these wells.

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

6.
You refer in Sections CC5.1a and CC5.1b of your CDP Report to “uncertainty surrounding new [climate change] regulation” and to “uncertainty of physical risks [attendant to climate change].” You further note that the uncertainty surrounding new climate change regulation as potentially leading to “increased operational cost” and as being “virtually certain” to occur and having “high” impact on your business operations. Additionally, you state that the uncertainty surrounding physical risks of climate change potentially leads to a “reduction/disruption in production capacity” and as being “likely” to occur. However, you state on page 101 of your proxy statement filed March 18, 2016, that you “currently consider[] regulatory risks around air and GHG emissions to have no significant unmanageable impacts to [your] operations.” Please reconcile this assertion in your proxy statement with your description of the climate change risks from your CDP Report as having a “high” impact on your business and provide your analysis as to why you believe such “uncertaint[ies]” do not constitute “known trends or . . . uncertainties” requiring disclosure pursuant to Item 303(a) of Regulation S-K.

RESPONSE: The Company respectfully believes that the statement on page 101 of our proxy statement that the Company currently considers regulatory risks around air and GHG emissions to have no significant unmanageable impacts on operations to be consistent with the responses provided in Sections CC5.1a and CC5.1b of the Company’s CDP Report covering the 2014 calendar year regarding “uncertainty surrounding new regulation” and “uncertainty of physical risk” relating to climate change. Although we indicate in the CDP Report that these risks are “virtually certain” and “likely”, respectively, we also indicate that such risks represent a “medium” and “unknown” impact, respectively.
In preparing our 2015 Form 10-K, we considered the SEC’s guidance on climate change disclosure in connection with our evaluation of material risks. Specifically, we assessed any material risks and consequences to the Company of potential climate change regulation currently known and the potential physical impacts of adverse weather conditions as a result of climate change. In response, the Company included an updated risk factor beginning on page 33 of the 2015 Form 10-K titled “We are subject to complex laws and regulations relating to environmental protection that can adversely affect the cost, manner, and feasibility of doing business.” In this risk factor, we discuss potential environmental regulations related to climate change, such as regulations relating to the reduction of methane emissions and the reduction of greenhouse gas emissions. In addition, we discuss the potential impact of hurricanes and other adverse weather conditions in various risk factors, as the risks associated with extreme weather events have long been a part of our operating procedures and continue to be actively assessed and modeled.

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

In conducting our analysis, we determined that risks associated with potential climate change regulation, and physical risk related to adverse weather conditions, were reasonably likely. However, the Company concluded that such risks were not reasonably likely to have a material effect on the Company’s financial condition or results of operation after considering proposed regulations and given that such risks are part of the development process for assets, and that the actual cost will depend on the specific regulations adopted or the timing and duration of a known weather event. Consequently, the Company determined that no additional disclosure was warranted at this time.
The Company will continue to monitor developments related to climate change and evaluate the potential impacts on the Company’s operations and, if appropriate, expand its disclosure in the future.
Outlook, page 51
Proved Reserves, page 53

7.
You state that additional negative price-related reserves revisions in 2016 are expected, and could be significant, if commodity prices remain below the average prices used to estimate 2015 proved reserves. You also state that low commodity prices may exist for an extended period. Please revise to provide additional disclosure addressing the risks resulting from the commodity price environment described in your filing. Your revised disclosure should include quantitative disclosure regarding the potential impact to your reserve quantities that reflects potential scenarios deemed reasonably likely to occur by management. Refer to Item 303(a) of Regulation S-K. For additional guidance, refer to section III.B.3. of SEC Release No. 33-8350.

RESPONSE:    We acknowledge the Staff’s comment and have reviewed the referenced Item of Regulations S-K and SEC Release No. 33-8350. We believe the Company’s current disclosure regarding trends and uncertainties relating to commodity prices is appropriate at this time. When preparing our annual and quarterly reports on Forms 10-K and 10-Q, we closely review our risk factor disclosures to assess whether they address all of our material risks. We have reviewed the risk factors included in our 2015 Form 10-K, and believe the Company’s current disclosure regarding the low commodity price environment is appropriate. Our first risk factor beginning on page 30 of the 2015 Form 10-K indicates that the markets for oil, natural gas, and NGLs are volatile and unpredictable and further describes the potential impacts on our business from prolonged or further declines in commodity prices.
Consistent with our current practice, we will continue to assess the potential impacts resulting from the commodity price environment. To the extent we determine in the future that it is reasonably likely that commodity prices will remain below the average prices used to estimate proved reserves and significant negative price-related reserves revisions are reasonably likely, we will update or expand our disclosures to the extent appropriate.

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

Critical Accounting Estimates, page 77
Property Impairments, page 78

8.
Disclosure in your filing states that it is reasonably possible that future impairments of proved oil and gas and midstream properties will be recognized due to circumstances such as prolonged low or further declines in commodity prices and changes to your drilling plans. Please revise to disclose the key assumptions used to estimate the expected undiscounted future net cash flows of your asset groups and to describe how these assumptions were determined in light of the current oil and natural gas price environment. Your revised disclosure should explain the material implications of uncertainties associated with your key assumptions and address the specific sensitivity of these assumptions to change where outcomes that management believes are reasonably likely to occur would have a material effect on your financial statements. Refer to Item 303(a) of Regulation S-K and, for additional guidance, section V of SEC Release No. 33¬8350.

RESPONSE:    The primary assumptions used to estimate expected undiscounted future net cash flows include anticipated future production, oil and gas prices, and capital and operating costs. The assumption that generates the most variability in undiscounted future net cash flows, in most cases, is future oil and gas prices. We use the five-year forward strip prices for oil and natural gas, with prices subsequent to the fifth year held constant as the benchmark price in our undiscounted future net cash flows for impairment testing. For capital and operating costs, based on prior history during low commodity price downturns, costs did not immediately increase as oil prices began to rise. This analysis resulted in the conclusion to use 0% escalation for years where the average oil strip price was below $50/Bbl and 1% escalation for years where the average oil strip price exceeded $50/Bbl. Accordingly, at December 31, 2015, costs were estimated assuming 0% escalation through 2018 and 1% escalation for 2019 and 2020.
Material implications of uncertainties associated with our key assumptions include potential impairment of the depletion unit discussed in the Potential for Future Impairments section under Outlook in Management’s Discussion and Analysis on page 52 of the 2015 Form 10-K and in the Impairment footnote (Footnote 5) on page 102 of the 2015 Form 10-K. Management determined that it was reasonably likely that this asset group would be at risk for impairment should we experience further declines in oil and natural-gas prices, as a 10% decline in oil or natural-gas prices (with all other assumptions unchanged) could result in an impairment in excess of $800 million. For future filings, when management determines that a similar early warning disclosure is warranted, we will include the specific future oil and gas price-sensitivity threshold used for determining the potential impairment amount.

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

9.
We note your policy disclosure stating that the expected undiscounted future net cash flows of an asset group are compared to the carrying amount of the asset group when circumstances indicate that proved oil and gas properties may be impaired. We also note your statement regarding the risk for impairment associated with a certain depletion group at December 31, 2015. Please tell us about this depletion group and describe the characteristics that led you to conclude that it was at a relatively greater risk for impairment. With your response, explain how asset groups are determined for purposes of impairment testing. Refer to FASB ASC 932-360-35-8.

RESPONSE: This asset group was a group of oil and gas and midstream assets located in the United States onshore. As disclosed in the Impairments section of our Summary of Significant Accounting Policies footnote (Footnote 1) on page 94 of the 2015 Form 10-K, asset groups are determined at the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets. The midstream assets included in this asset group consist of a gathering system, which we operate, where 100% of the throughput is from Anadarko and its joint venture partners’ oil and gas production. Consistent with FASB ASC 932-360-35-8 and FASB ASC 360-10-35-23, the oil and gas and midstream assets were combined into a single asset group for impairment testing as the cash flows of the midstream assets are not largely independent of the related oil and gas cash flows and vice versa.
This particular asset group was identified for disclosure as having a greater risk of impairment at December 31, 2015, because a 10% decline in oil or natural-gas prices (with all other assumptions unchanged) could result in an impairment in excess of $800 million. All other significant asset groups had a greater excess of undiscounted cash flows over net book value and a 10% decline in oil or natural-gas prices would not have resulted in an impairment. As a result, management determined that this particular asset group was at greater risk of impairment as a result of further declines in oil or natural-gas prices and accordingly that an early warning disclosure regarding the potential for future impairment was warranted.

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

Notes to Consolidated Financial Statements
Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page 145
Oil and Gas Reserves, page 145

10.
You disclose 378 MMBOE in positive revisions of prior estimates of which 89 MMBOE is related to additions generated by the Company’s infill drilling program for 2015. The remaining 289 MMBOE represents a change of approximately 10% in total proved reserves from December 31, 2014 and offsets nearly half of the negative revisions of 624 MMBOE due to the decline in commodity prices that occurred during the year. The 289 MMBOE in positive revisions of prior estimates appears to be the net amount resulting from several separate and unrelated causes such as increases from 1) performance improvements and 2) reduced year-end costs. The overall 289 MMBOE in positive revisions is also noted to include a decrease primarily associated with updates to development plans. Your narrative disclosure does not provide sufficient detail to reconcile the net changes in the quantities of your proved reserves to the associated cause for that change. Please clarify for us and expand your disclosure to provide the net change in reserve quantities, on a disaggregated basis, attributable to each of the separate causes identified.

RESPONSE:    The 289 MMBOE in positive revisions of prior estimates is the net amount resulting from several separate causes as noted in your comment. Some of the described causes acted jointly to improve the economics of certain projects that were reflected in the reconciliation as negative price-related revisions; accordingly, the Company reconciled its proved reserves revisions in a combined manner. The Company follows the multi-step process described in our response to Staff Comment No. 1.

As disclosed in the 2015 Form 10-K, the following summarizes changes in the Company's proved reserves:

Proved Reserves MMBOE
January 1, 2015	2,858
Revisions of prior estimates (see table below)	(246)
Extensions, discoveries, and other additions	29
Purchases in place	1
Sales in place	(279)
Production	(306)
December 31, 2015	2,057

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

See below for detail of the revisions of prior estimates included in the table above:

Proved Reserves MMBOE
Revisions due to changes in year-end prices (price impact to opening balance)	(624)
Other revisions of prior estimates
Revisions due to performance (1)	222
Revisions due to cost reductions (2)	139
Revisions due to successful infill drilling (3)	89
Revisions due to development plan updates (4)	(126)
Other revisions (5)	54
Total other revisions of prior estimates	378
Revisions of prior estimates	(246)
(1) Performance:
The Company experienced an increase of 169 MMBOE in reserves due primarily to increases to planned lateral lengths in the Eagleford area of South Texas combined with improved well performance in the Eagleford area, the Wattenberg area of the Rockies, and the Marcellus area of the Appalachian Basin. All other performance increases are a result of minor improvements from numerous areas throughout the Company.

(2) Cost reductions:
Capital spent in 2015 associated with ongoing drilling and completion activities, ongoing cost-optimization efforts, and a reduced cost structure associated with the lower commodity price environment resulted in an increase in proved reserves. The Wattenberg and Greater Natural Buttes areas in the Rockies and the Eagleford area in South Texas experienced an increase of 81 MMBOE of proved reserves due to drilling activity associated with certain wells, included in the negative price-related revisions, which experienced restored economic producibility upon reduction of the capital cost structure. An increase of 14 MMBOE in proved reserves is associated with the Marcellus area where certain wells, included in the negative price-related revisions, experienced extended economic limits as a result of reductions to operating expenses during 2015. The remaining increase in proved reserves due to the improved cost structure is attributable to numerous areas across the Company.

(3) Infill drilling:
The Company added 89 MMBOE of proved reserves associated with infill drilling activities during 2015, the majority of which were in the Wattenberg area.

(4) Development plan updates:
The majority of revisions associated with updates to development plans occurred in the Wattenberg area due to a significantly reduced development pace related to the decrease in commodity prices.

(5) Other revisions:
Other revisions result from the multi-step process described in Note 5 in the response to Staff Comment No.1.

For future Form 10-K filings, we will expand our qualitative disclosure, as appropriate, to include reserves quantities for significant categories of revisions.

*    *    *    *    *

Mr. H. Roger Schwall
Securities and Exchange Commission
September 30, 2016

If you have further questions or comments, or if you require additional information, please contact Chris Champion at (832) 636-7788.
Very truly yours,

ANADARKO PETROLEUM CORPORATION

By:	/s/ CHRISTOPHER O. CHAMPION
Name:	Christopher O. Champion
Title:	Vice President, Chief Accounting Officer and Controller

Enclosures

cc:	Eric D. Mullins, Chairperson, Audit Committee
Robert G. Gwin, Executive Vice President, Finance and Chief Financial Officer
Amanda M. McMillian, Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Mark L. Zajac, KPMG LLP
T. Mark Kelly, Vinson & Elkins L.L.P.